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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 5)*

                            ESC MEDICAL SYSTEMS LTD.

                                (Name of Issuer)

                  Ordinary Shares, NIS 0.10 par value per Share
                         (Title of Class of Securities)

                                    M40868107

                                 (CUSIP Number)

                             Edward Klimerman, Esq.
                      Rubin Baum Levin Constant & Friedman

                        30 Rockefeller Plaza, 29th Floor
                            New York, New York 10112

                                 (212) 698-7700

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 April 19, 1999

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /


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         This Amendment No. 5 (the "Amendment") amends and supplements the
Schedule 13D filed on October 9, 1998, as previously amended and restated by Amendment No. 1 filed on March 12, 1999 and further amended by Amendment No. 2 filed on March 23, 1999, Amendment No. 3 filed on March 26, 1999 and Amendment No. 4 filed on April 15, 1999 (the "Schedule 13D"), on behalf of Mr. Arie Genger ("Genger"), TPR Investment Associates, Inc., a Delaware corporation ("TPR"), TPR's subsidiary, Trans-Resources, Inc., a Delaware corporation ("TRI"), TRI's indirect subsidiary, Haifa Chemicals Holdings Ltd., a company incorporated in the State of Israel ("HCH"; Genger and said corporations, all of which are directly or indirectly controlled by Genger, being collectively called the "TRI Entities"), and Mr. Thomas G. Hardy ("Hardy"; Hardy and the TRI Entities being collectively called the "Reporting Persons") with respect to the Ordinary Shares, par value NIS 0.10 per share (the "Shares"), of ESC Medical Systems Ltd., a company incorporated in the State of Israel (the "Company"). The Reporting Persons are filing this Amendment to update the information with respect to the Reporting Persons' purposes and intentions with respect to the Shares.

Item 4. Purpose of Transaction.

         Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

         On April 19, 1999, Messrs. Genger and Mr. Barnard J. Gottstein ("Gottstein") sent a letter to Shimon Eckhouse, the Company's Chairman, Chief Executive Officer and President, in response to a press release issued by the Company on April 15, 1999. The contents of such letter are as follows:

         "We are writing to you in response to ESC Medical System Ltd.'s (the "Company") press release, dated April 15, 1999. The press release made certain allegations about our intentions and


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about the actions that we have taken recently to restructure the Company's Board of Directors. We believe the statements in the Company's press release are false and misleading and a gross misrepresentation of our intentions. In our view this is yet another clear attempt to purposely mislead investors and entrench the Company's current Board and management.

         Specifically, we strongly object to the Company's statement that we are attempting "to seize control" of the Company. As significant minority shareholders, we have the absolute right under Israeli law to require a shareholder vote on the question of whether a change in the current composition of the Board is warranted. It is a majority of the Company's shareholders -- not us alone, and certainly not the current Board and management alone -- that is entitled to make that decision. Moreover, the nominees proposed to replace the current directors are in no way controlled by us. In fact, a majority of the directors of the new Board will have had no prior business relationship with either of us. To suggest that somehow these directors -- who would be elected by a majority of outside shareholders -- are somehow under our influence and control is absurd. We demand that you immediately cease such characterizations.

         Second, we fail to understand how the Company can assert that no Israeli law exists requiring a shareholder meeting to be held within 21 days of the filing of a demand for an extraordinary meeting as we have done. The language of the Israeli statute (in both the English and the official Hebrew versions) is crystal clear in that directors "must, notwithstanding any provision in the articles, convene immediately a lawful extraordinary general meeting of the company," and if such meeting is not convened within 21 days from the day of the demand, the demanding shareholders have the right to convene the meeting themselves and reasonable expenses incurred can be charged back to the directors who have failed to so convene the


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meeting. Your attempt to thwart the clear statutory right of significant minority shareholders to convene an extraordinary meeting through some artificial and contorted interpretation of the plain meaning of the statute further illustrates management's blatant disregard for meaningful corporate governance and only reinforces the need for a change in the Board composition.

         Third, we refer to the Company's statement that we are soliciting proxies which would give our attorneys the absolute discretion to appoint additional members of the Board without identifying them to shareholders. This would only happen if the Board of Directors of the Company increases the number of directors to create vacancies. If the Board will stipulate that it will not take any action to increase the size of the existing Board (currently consisting of eight directors) through the date on which the extraordinary general meeting demanded by us is held, we will stipulate that neither of our attorneys will take any action to add unnamed directors to the Board of Directors during the same period.

         Finally, please advise us in what respects you believe that our form of proxy does not conform with the requirements in the Company's Articles of Association and why such form of proxy would be invalid if offered at future shareholder meetings.

         The actions that this Board has taken to date in order to silence two of the Company's largest shareholders -- whose sole interest is in maximizing value for all shareholders -- once again demonstrate why we believe a restructured Board is necessary and is in the best interest of all shareholders of the Company.

         Please advise us at your earliest convenience as to when the meeting will be held and record date for such meeting.

         Very truly yours, Arie Genger and Barnard J. Gottstein."


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         Messrs. Genger and Gottstein intend to continue to have discussions with other shareholders of the Company regarding their proposal and to seek shareholder support.

         Other than as described above and as previously described in the
Schedule 13D, the Reporting Persons do not have any present plans or proposals which relate to or would result in (although they reserve the right to develop such plans or proposals) any transaction, change or event specified in clauses
(a) through (j) of Item 4 of the form of Schedule 13D.

Item 7. Materials to be Filed as Exhibits.

         Item 7 of the Schedule 13D is hereby amended to add the following exhibit:

         Exhibit 14: Letter, dated April 19, 1999, from Messrs. Genger and Gottstein to the Chairman, Chief Executive Officer and President of the Company.

                                   SIGNATURES

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  April 19, 1999

                                        /s/ Arie Genger
                                        -------------------------------
                                        Arie Genger


                                        TPR INVESTMENT ASSOCIATES, INC.


                                        By: /s/ Arie Genger
                                            ---------------------------
                                            Arie Genger,
                                            President


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                                        TRANS-RESOURCES, INC.

                                        By:/s/ Arie Genger
                                           --------------------------
                                           Arie Genger,
                                           Chairman of the Board


                                        HAIFA CHEMICALS HOLDINGS LTD.(1)


                                        By:/s/ Arie Genger
                                           --------------------------
                                               Arie Genger

                                        /s/ Thomas G. Hardy
                                        -----------------------------
                                            Thomas G. Hardy


----------
(1)pursuant to power of attorney


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                                  EXHIBIT INDEX

     Exhibit Number                         Title                           Page
     --------------                         -----                           ----
           14              Letter, dated April 19, 1999, from Messrs.
                           Genger and Gottstein to the Chairman, Chief
                           Executive Officer and President of the Company.



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